UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 10, 2013



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)　　On June 10, 2013, Dollar Tree, Inc. announced the appointment of Gary Philbin, currently our Chief Operating Officer, to become President and Chief Operating Officer, effective on June 10, 2013. Concurrent with this appointment, Bob Sasser has relinquished the title of President but will retain the role of Chief Executive Officer.

(c)　　As described in Item 5.02(b) above, Gary Philbin became President of the Company on June 10, 2013. Mr. Philbin, age 56, became Chief Operating Officer in March 2007. He previously served as the Company's Senior Vice President of Stores since December 2001. He joined Dollar Tree after a thirty year career in the retail grocery industry. This included serving as the Chief Executive Officer, President and Chief Merchandising Officer of Grand Union from 1997 through the year of the company's sale in 2000. Prior to Grand Union, he held senior executive level positions with SuperValu from 1996 to 1997, and A&P, from 1993 to 1996. In his career, Mr. Philbin held roles in both merchandising and operations at the corporate level. His career started with the Kroger Company where he held increasing positions of responsibility over a twenty year career.

In connection with Mr. Philbin's appointment as President, his base salary was increased to $750,000 and the target amount for his annual incentive bonus was increased from 70% to 90% of base salary for fiscal 2013. He is also eligible to receive additional restricted stock units with a dollar value of $150,000. The number of restricted stock units will be calculated by dividing the dollar value of the award by the fair market value of a share of Dollar Tree stock on June 10, 2013, and rounded down to the nearest five shares. The award will be issued pursuant to the Company's Form of Restricted Stock Unit Agreement and will be subject to the Company achieving a certain corporate performance goal in fiscal 2013. The units will vest ratably over three years provided the performance goal is achieved and the vesting conditions set forth in the Form of Restricted Stock Unit Agreement are met.

Mr. Philbin is also eligible to receive an additional long-term performance award in the amount of $50,000. The target award will be divided equally between cash and restricted stock units and the target number of restricted stock units will be calculated by dividing the target restricted stock unit award value by the fair market value of a share of Dollar Tree stock on June 10, 2013. Mr. Philbin will have the opportunity to earn an amount between zero percent (0%) and two hundred percent (200%) of his individual target award based on performance against the three-year cumulative operating income goal for the performance period beginning on February 3, 2013 and ending on January 30, 2016. The award vests at the end of the performance period upon certification that performance was met. This award was issued pursuant to an agreement between the Company and Mr. Philbin conforming to the Form of Long-Term Performance Plan Award Agreement.

Each of the above-referenced shares was awarded under the Omnibus Incentive Plan, approved by the shareholders. The Form of Long-Term Performance Plan Award Agreement and the Form of Restricted Stock Unit Agreement were adopted by the Compensation Committee for use under the Omnibus Incentive Plan and were attached as Exhibits 10.1 and 10.2, respectively, to the Company's Form 8-K dated March 15, 2012.

Item 7.01 Regulation FD Disclosure.

On June 10, 2013, the Company issued a press release regarding the appointment of Gary Philbin as the Company's President and Chief Operating Officer. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press release dated June 10, 2013 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: June 10, 2013   By: /s/ Kevin S. Wampler
                                                          Kevin S. Wampler
                                                          Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated June 10, 2013 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. ANNOUNCES PROMOTION OF GARY PHILBIN TO PRESIDENT AND CHIEF OPERATING OFFICER

CHESAPEAKE, VA - June 10, 2013 - Dollar Tree, Inc. (Nasdaq: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, announced the promotion of Gary Philbin, age 56, to the position of President and Chief Operating Officer, effective June 10, 2013. He has served as Chief Operating Officer since 2007.

Bob Sasser continues to lead the Company as its Chief Executive Officer.

 "I am thrilled to have Gary assume this new role," said Bob Sasser. "As Chief Operating Officer, he has demonstrated outstanding leadership and superb business judgment, and he has been a major contributor to our growth and success. Among his many notable achievements are the improvement of Dollar Tree customer satisfaction and shopping experience and the integration of our Canadian stores."

Mr. Philbin holds a bachelor's degree from Miami University and received an MBA from Xavier University. After a thirty year career in the retail grocery industry where he held senior-level positions in both merchandising and operations, Gary joined Dollar Tree as Senior Vice President of Stores in December of 2001. He was promoted to Chief Operating Officer in March 2007.

"I am extremely excited about the opportunities before us," Sasser said. "We have a concept that customers love, a vision of where we want to go, and the people, infrastructure, and capital to take us there. Gary will provide experienced leadership as we continue with the profitable expansion of our business."

Dollar Tree, a Fortune 500 Company, operated 4,763 stores in 48 states and 5 Canadian Provinces as of May 4, 2013, with total retail selling square footage of 41.2 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD‑LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding our infrastructure and future profit and growth. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
                  Timothy J. Reid, 757-321-5284
                  www.DollarTree.com